                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For July 12, 2006
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X           Form 40-F
                                -----                  -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                       Yes                     No   X
                          -----                   -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. ("Northwestern") (TSX-V: NWT; OTCBB: NWTMF)
is pleased to announce the signing of a revised Letter of Intent with Yamana
Gold Inc. ("Yamana") (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) covering the promising silver-gold Picachos Project in Durango, Mexico. The terms of the agreement grant Northwestern the right to acquire a direct 70% interest in the
19,000-acre (7,700-hectare) property portfolio.

"Our management team believes that Picachos is a highly prospective property based on strong exploration results to date, its strategic location and its favorable geology," said Marek Kreczmer, President and CEO of Northwestern.
"Northwestern expects work on the property, which will consist of ground geophysics and drilling of a near-surface disseminated zinc and silver mineralization, to restart following the rainy season in early September."

Soil geochemical surveys and chip-channel sampling at Picachos, conducted as part of Northwestern's extensive 2005 exploration program on the property, defined epithermal precious metal mineralization over four neighboring areas, as discussed in a press released dated July 13, 2005. Analysis of results also indicated the potential for a near-surface, open-pittable silver-rich area with the presence of lead and zinc mineralization, as disclosed in a press release dated August 29, 2005.

Under the terms of the Letter of Intent, Northwestern will incur US$3,000,000 in exploration expenditures over three years, pay US$400,000 in cash installments, including US$100,000 on the signing of a definitive option agreement, and issue
1,000,000 shares over a three-year period to acquire a direct 70% ownership of
Picachos. These shares will be subject to all required regulatory hold periods.
Northwestern will act as operator of the project.

On the date that this formal option agreement is signed, Northwestern and Yamana will terminate the prior option agreement pertaining to the Picachos Project that was signed between Northwestern and RNC Gold Inc. and announced in a press release dated November 10, 2005. RNC Gold was acquired by Yamana in February
2006.

The Letter of Intent is subject to regulatory approval. For more information regarding Northwestern's exploration results at the Picachos Project, please review Northwestern's website at www.northwestmineral.com."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Northwestern Mineral Ventures Inc.

                                   By: /s/ Marek Kreczmer
                                   ----------------------
                                       Marek Kreczmer
                                       President and CEO

Date: July 12, 2006